Exhibit 99.1

Maris-Tech Ltd. Secures $2 Million Financing to Strengthen its
Capital Structure and Support Commercial and U.S. Market Initiatives

Rehovot, Israel, Nov. 28, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced that it has entered into a Note Purchase Agreements (the “Purchase Agreement”) with institutional investors (the “Investors”), pursuant to which, the Company issued non-interest bearing convertible promissory notes in the aggregate principal amount of $2,000,000 (the “Notes”). The Company intends to use the net proceeds from the sale of the Notes for working capital and general corporate purposes, and to support initiatives intended to strengthen the Company’s capital structure and its U.S. commercial market activities.

The Notes are convertible into ordinary shares of the Company pursuant to their terms, which include set conversion periods and a conversion price floor. One Note provides for an initial conversion window beginning six months after issuance, followed by full convertibility beginning twelve months after issuance. The other Note becomes fully convertible beginning twelve months after issuance. Any remaining outstanding principal under either Note will automatically convert after twenty-four months in accordance with the conversion formula and subject to the conversion price floor.

The Notes were, and the ordinary shares issued upon conversion of the Notes will be, issued and sold in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), and have not been registered under the Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities law.

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, HLS, and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Act, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it discusses the efforts to strengthen its capital structure and support its U.S. market initiatives and the expected use of proceeds from the issuance of the Notes. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com